                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


                                 Aramed, Inc.
                                (Name of Issuer)



                     Callable Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   038525200

                                 (CUSIP Number)



                                Eric M. Mindich
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                  --------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               November 21, 1995
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

Check the following box if a fee is being paid with this statement: _____

                               Page 1 of 19 pages

-------------------------
CUSIP NO.
038525200

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                      X
                                                 ------------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

       New York
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned By Each Reporting Person With

                7  Sole Voting Power

                        -0-
                   ----------------------
                8  Shared Voting Power

                        -0-
                   ----------------------
                9  Sole Dispositive Power

                        -0-
                   ----------------------
                10 Shared Dispositive Power

                        -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

        0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
--------------------------------------------------------------------------------

                               Page 2 of 19 pages

                This Statement constitutes Amendment No. 2 to the Statement on
Schedule 13D, dated December 3, 1991, as amended by Amendment No. 1, dated December 12, 1991, relating to the shares of callable common stock, $.01 par value (the "Common Stock"), of Aramed, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the initial
Schedule 13D.

                Item 2. Identity and Background
                        -----------------------
                Item 2 is hereby amended by amending Schedule I and Schedule II hereto, to read in their entirety as attached hereto.

                Item 3. Purpose of the Transaction
                        --------------------------
                On November 21, 1995, the Company entered into a merger agreement (the "Merger") with Gensia, Inc. ("Gensia") and Gensia Acquisition Corporation, a wholly owned subsidiary of Gensia, Inc. ("Gensia Sub"). Upon consummation of the Merger, Gensia Sub merged with and into the Company. The Company became a wholly owned subsidiary of Gensia, and the market trading of the Common Stock ceased. As a result of the Merger each outstanding share of the Common Stock, except for those shares owned by Gensia and its subsidiaries and shares as to which dissenters' rights have been perfected, was converted into the right to receive (a) $8.00 in cash (b) approximately 0.64 of a share of Gensia common stock and (c) a contingent value right which represents the right to receive i) as of March 31, 1996, $1.00 payable, at Gensia's option, either in cash or in shares of Gensia common stock, and ii) up to 0.75 of a share of Gensia common stock.

                Item 5. Interest in Securities of the Issuer
                        ------------------------------------
                (a) Since December 12, 1991, the date of Amendment No.1 to
Schedule 13D, Goldman Sachs may be deemed to have decreased its beneficial ownership of Common Stock to 0 shares as a result of the Merger. As a result of the Merger each outstanding share of the Common Stock, except for those shares owned by Gensia and its subsidiaries and shares as to which dissenters' rights have been

                               Page 3 of 19 pages
perfected, was converted into the right to receive (a) $8.00 in cash (b) approximately 0.64 of a share of Gensia common stock and (c) a contingent value right which represents the right to receive i) as of March 31, 1996, $1.00 payable, at Gensia's option, either in cash or in shares of Gensia common stock, and ii) up to 0.75 of a share of Gensia common stock.

     (b) Not applicable.
     (c) There were no transactions effected during the past sixty days.


                               Page 4 of 19 pages

                                   Signature
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         GOLDMAN, SACHS & CO.

                                         By:   /s/ Eric M. Mindich
                                               -------------------
                                         Name:  Eric M. Mindich
                                         Title:  General Partner

                               Page 5 of 19 pages

                                   SCHEDULE I
                                   ----------

     The following table sets forth the name of each of the general partners of Goldman, Sachs & Co. (other than The Goldman Sachs Group, L.P.) and of The Goldman Sachs Group, L.P. Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc. and Hideo Ishihara, Inc., the only corporate general partners of Goldman, Sachs & Co. and The Goldman Sachs Group, L.P., are each incorporated in the State of Delaware. The principal occupation of each natural person listed below and the principal business of each of Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc. and Hideo Ishihara, Inc., is as a general partner of Goldman, Sachs & Co. The persons listed below who have an asterisk marked next to their name are members of the Management Committee of The Goldman Sachs Group, L.P.

Name and Citizenship            Business Address
---------------------           ----------------

The persons listed below who have an asterisk marked next to their name are members of the Management Committee of The Goldman Sachs Group, L.P.

Jon Z. Corzine*

Henry M. Paulson, Jr.*          4900 Sears Tower
                                Chicago, IL 60606

Roy J. Zuckerberg*

David M. Silfen*

Eugene V. Fife*                 133 Fleet Street
                                London EC4A 2BB, England

Richard M. Hayden               133 Fleet Street
                                London EC4A 2BB, England

Robert J. Hurst*

Howard C. Katz

Peter K. Barker                 333 South Grand Avenue
                                Los Angeles, CA 90071
Eric S. Dobkin

Willard J. Overlock, Jr.*

                               Page 6 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------

Jonathan L. Cohen

Fredric B. Garonzik             133 Fleet Street
                                London EC4A 2BB, England

Kevin W. Kennedy

William C. Landreth             555 California Street
                                San Francisco, CA  94104

Daniel M. Neidich

Edward Spiegel

Fischer Black

Robert F. Cummings, Jr.

Angelo DeCaro

Steven G. Einhorn

David B. Ford

David M. Leuschen

Michael R. Lynch

Michael D. McCarthy

Donald C. Opatrny, Jr.

Thomas E. Tuft

Michael P. Mortara

Lloyd C. Blankfein

John P. Curtin, Jr.

Gavyn Davies                    133 Fleet Street
United Kingdom                  London EC4A 2BB, England

                               Page 7 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------
Dexter D. Earle

Nobuyoshi John Ehara            12-32, Akasaka 1-chome
                                Minato-ku, Tokyo 107,  Japan

Nobuyoshi John Ehara Inc.       12-32, Akasaka 1-chome
                                Minato-ku, Tokyo 107, Japan
J. Christopher Flowers


Gary Gensler                    12-32, Akasaka 1-chome
                                Minato-ku, Tokyo 107, Japan

Charles T. Harris III

Thomas J. Healey

Stephen Hendel

Robert E. Higgins

Robert J. Katz*

Ernest S. Liu

Eff W. Martin                   555 California Street
                                San Francisco, CA 94104

Charles B. Mayer, Jr.

Michael J. O'Brien              133 Fleet Street
United Kingdom                  London EC4A 2BB, England

Mark Schwartz

Stephen M. Semlitz

Robert K. Steel

John A. Thain*

John L. Thornton                133 Fleet Street
                                London EC4A 2BB, England

                               Page 8 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------

Bracebridge H. Young, Jr.       133 Fleet Street
                                London EC4A 2BB, England

Joseph R. Zimmel

Barry L. Zubrow

Gary L. Zwerling

Jonathan R. Aisbitt             133 Fleet Street
United Kingdom                  London EC4A 2BB, England

Andrew M. Alper

William J. Buckley

Frank L. Coulson, Jr.

Connie Kadrovach Duckworth      4900 Sears Tower
                                Chicago, IL 60606

Richard A. Friedman

Alan R. Gillespie               133 Fleet Street
United Kingdom                  London EC4A 2BB, England


Joseph H. Gleberman

Jacob D. Goldfield

Steven M. Heller

Ann F. Kaplan

Robert S. Kaplan

Peter D. Kiernan III

T. Willem Mesdag                133 Fleet Street
                                London EC4A 2BB, England

Gaetano J. Muzio

                               Page 9 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------

Robin Illgen Neustein

Timothy J. O'Neill

Scott M. Pinkus

John J. Powers

Stephen D. Quinn

Arthur J. Reimers               133 Fleet Street
                                London EC4A 2BB, England
James P. Riley, Jr.

Richard A. Sapp                 133 Fleet Street
                                London EC4A 2BB, England

Donald F. Textor

Thomas B. Walker III

Patrick J. Ward                 133 Fleet Street
                                London EC4A 2BB, England

Jeffrey M. Weingarten           133 Fleet Street
                                London EC4A 2BB, England

Jon Winkelried

Richard  Witten

Carlos A. Cordeiro              133 Fleet Street
                                London EC4A 2BB, England

John O. Downing                 133 Fleet Street
                                London EC4A 2BB, England

W. Mark Evans                   3 Garden Road
Canada                          Hong Kong

Michael D. Fascitelli

Sylvain M. Hefes                133 Fleet Street
France                          London EC4A 2BB, England

                              Page 10 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------

Reuben Jeffery III              133 Fleet Street
                                London EC4A 2BB, England
Lawrence H. Linden

Jun Makihara                    12-32, Akasaka 1-chome
Japan                           Minato-ku, Tokyo 107, Japan

Jun Makihara Inc.               12-32, Akasaka 1-choma
                                Minato-ku, Tokyo 107, Japan

Masanori Mochida                12-32, Akasaka 1-chome
Japan                           Minato-ku, Tokyo 107, Japan

Masanori Mochida Inc.           12-32, Akasaka 1-chome
                                Minato-ku, Tokyo 107, Japan

Robert B. Morris III            555 California Street
                                San Francisco, CA 94014

Philip D. Murphy                Messe Turm, D-6000
                                Frankfurt am Main 1, Germany

Suzanne M. Nora Johnson         333 South Grand Avenue
                                Los Angeles, CA 90071

Terence M. O'Toole

Gregory K. Palm

Carl G.E. Palmstierna           133 Fleet Street
Sweden                          London EC4A 2BB, England

Michael G. Rantz

J. David Rogers

Joseph Sassoon                  133 Fleet Street
Israel                          London EC4A 2BB, England

Peter Savitz                    12-32, Akasaka 1-chome
                                Minato-ku, Tokyo 107, Japan
Charles B. Seelig Jr.

Ralph F. Severson               555 California Street


                              Page 11 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------
                                San Francisco, CA 94104

Gene T. Sykes                   333 South Grand Avenue
                                Los Angeles, CA 90071

Gary A. Syman                   12-32, Akasaka 1-chome
                                Minato-ku, Tokyo 107, Japan

Leslie C. Tortora

John L. Townsend

Lee G. Vance                    133 Fleet Street
                                London EC4A 2BB, England

David A. Viniar

John S. Weinberg

Peter A. Weinberg

Laurence M. Weiss

George W. Wellde Jr.            12-32, Akasaka 1-Chome
                                Minato-Ku, Tokyo 107, Japan

Jaime E. Yordan

Sharmin Mossauar-Rahmani
United Kingdom

Hideo Ishihara                  12-32, Akasaka 1-chome
Japan                           Minato-ku, Tokyo 107, Japan

Hideo Ishihara Inc.             12-32, Akasaka 1-chome
                                Minato-ku, Tokyo 107, Japan

Paul M. Achleitner              133 Fleet Street
Austria                         London  EC4A 2BB, England

Aermen A. Avanessians

Joel S. Beckman

David W. Blood                  133 Fleet Street
                                London  EC4A 2BB, England

                              Page 12 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------

Zachariah Cobrinik              133 Fleet Street
                                London  EC4A  2BB, England

Gary D. Cohn                    133 Fleet Street
                                London  EC4A 2BB, England

Christopher A. Cole

Henry Cornell                   3 Garden Road
                                Hong Kong

Robert V. Delaney

Joseph Della Rosa

J. Michael Evans                133 Fleet Street
                                London  EC4A 2BB, England

Lawton W. Fitt

Joseph D. Gatto

Peter C. Gerhard

Nomi P. Ghez
Israel

David T. Hamamoto

Walter H. Haydock               Munsterhof 4
                                8022 Zurich, Switzerland

David L. Henle

Francis J. Ingrassia

Scott B. Kapnick                133 Fleet Street
                                London  EC4A 2BB, England


Kevin M. Kelly

John C. Kleinert

Jonathan L. Kolatch

Peter S. Kraus

                              Page 13 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------

Robert Litterman

Jonathan M. Lopatin

Thomas J. Macirowski

Peter G.C. Mallinson            3  Garden Road
United Kingdom                  Hong Kong

Oki Matsumoto                   12-32 Akasaka 1-chome
Japan                           Minato-ku, Tokyo 107, Japan

Oki Matsumoto, Inc.             12-32 Akasaka 1-chome
                                Minato-ku, Tokyo 107, Japan

E. Scott Mead                   133 Fleet Street
                                New York, New York  10004

Eric M. Mindich

Steven T. Mnuchin

Thomas K. Montag

Edward A. Mule

Kipp M. Nelson                  133 Fleet Street
                                London  EC4A 2Bb, England

Christopher K. Norton           MasseTurm
                                Frankfurt am Main, Germany

Robert J. O'Shea

Wiet H. Pot                     133 Fleet Street
Netherlands                     London  EC4A 2BB, England

Jack L. Salzman

Eric S. Schwartz

Michael F. Schwerin

Richard S. Sharp                133 Fleet Street
United Kingdom                  London  EC4A 2BB, England

Richard G. Sherlund

                              Page 14 of 19 pages

Name and Citizenship            Business Address
--------------------            ----------------

Michael S. Sherwood             133 Fleet Street
United Kingdom                  London  EC4A  2BB, England

Cody J. Smith

Daniel W. Stanton

Esta E. Stecher

Fredric E. Steck                555 California Street
                                San Francisco, CA  94104

Byron D. Trott                  4900 Sears Tower
                                Chicago  60606

Barry S. Volpert

Peter S. Wheeler                3 Garden Road
United Kingdom                  Hong Kong

Anthony G. Williams             133 Fleet Street
United Kingdom                  London  EC4A 2BB, England

Gary W. Williams

Tracy R. Wolstencroft           100 Crescent Court, Suite 1000
                                Dallas, Texas  75201

Danny O. Yee                    3 Garden Road
                                Hong Kong

Michael J. Zamkow

Mark A. Zurack

                              Page 15 of 19 pages

                                  SCHEDULE II
                                  -----------


     The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each general partner of Goldman Sachs & Co. or The Goldman Sachs Group that is a corporation are set forth below.

I.      Nobuyoshi John Ehara Inc.

     Nobuyoshi John Ehara Inc. is controlled by Nobuyoshi John Ehara, its President and one of its directors. The business address of each person listed below other than Nobuyoshi John Ehara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Nobuyoshi John Ehara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
---------------------------  ----------------------  ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Nobuyoshi John Ehara         President and Director  General Partner of Goldman,
                                                     Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs & Co.

II. Masanori Mochida Inc.

     Masanori Mochida Inc. is controlled by Masanori Mochida, its President and one of its directors. The business address of each person listed below other than Masanori Mochida is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Masanori Mochida, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
---------------------------  ----------------------  ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Masanori Mochida             President and Director  General Partner of Goldman,
                                                     Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.


                              Page 16 of 19 pages

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs & Co.

III. Jun Makihara Inc.

          Jun Makihara Inc. is controlled by Jun Makihara, its President and one of its directors. The business address of each person listed below other than Jun Makihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Jun Makihara, a citizen of Japan, is 333 South Grand Avenue, Los Angeles, California 90071.

Name and Business Address          Position                  Present Principal Occupation
---------------------------  --------------------            ----------------------------

Robert J. Katz               Director and                    General Partner of Goldman,
                             Chairman of the Board           Sachs & Co.

Jun Makihara                 President and                   Director  General Partner of Goldman,
                                                             Sachs & Co.

David A. Viniar              Director                        General Partner of Goldman,
                                                             Sachs & Co.

Esta E. Stecher              Vice Chairman of the            General Partner of Goldman,
                             Board and Treasurer             Sachs & Co.

James B. McHugh              Secretary                       Vice President of Goldman,
                                                             Sachs & Co.

IV.  Hideo Ishihara Inc.

     Hideo Ishihara Inc. is controlled by Hideo Ishihara, its President and one of its directors. The business address of each person listed below other than Hideo Ishihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Hideo Ishihara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
---------------------------  ----------------------  ----------------------------
Robert J. Katz               Director and            General Partner of Goldman
                             Chairman of the Board   Sachs & Co.

Hideo Ishihara               President and Director  General Partner of Goldman,
                                                     Sachs & Co.

                              Page 17 of 19 pages

David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs  & Co.

V.   Oki Matsumoto Inc.

          Oki Matsumoto Inc. is controlled by Oki Matsumoto, its President and one of its directors. The business address of each person listed below other than Oki Matsumoto is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The busines address of Oki Matsumoto, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address                Position             Present Principal Occupation
----------------------------  ------------------------------  ----------------------------

Robert J. Katz                Director, Chairman of the       General Partner of Goldman
                              Board and Vice President        Sachs & Co.

Oki Matsumoto                 President and Director          General Partner of Goldman,
                                                              Sachs & Co.

Esta E. Stecher               Director, Vice Chairman of the  General Partner of Goldman,
                              Board, Vice President and       Sachs & Co.
                              Treasurer

James B. McHugh               Secretary                       Vice President of Goldman,
                                                              Sachs  & Co.

                              Page 18 of 19 pages

                                 SCHEDULE II-B
                                 -------------



     The name, business address, present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners,L.P., are set forth below.

     The business address for all the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

     All executive officers and directors listed below are United States citizens.


Name and Business Address            Position          Present Principal Occupation
---------------------------  ------------------------  ----------------------------

Richard A. Friedman          Director/President        General Partner of Goldman,
                                                       Sachs & Co.

Terence M. O'Toole           Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

Carla H. Skodinski           Vice President/Assistant  Vice President of Goldman,
                             Secretary                 Sachs & Co.

Elizabeth S. Cogan           Secretary/Treasurer       Vice President of Goldman,
                                                       Sachs  & Co.

James B. McHugh              Assistant Secretary       Vice President of Goldman,
                                                       Sachs & Co.

Joseph H. Gleberman          Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

Henry Cornell                Vice President            Vice President of Goldman,
                                                       Sachs & Co.

Steven M. Shafran            Vice President            Vice President of  Goldman,
                                                       Sachs & Co.

                              Page 19 of 19 pages